SUB-ITEM 77D

The investment policies of the following portfolio were amended and restated as noted:

Small Cap Opportunities Trust

Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-capitalization companies. The fund has two subadvisors: Dimensional Fund Advisors LP (“Dimensional”) and GW&K Investment Management, LLC (“GW&K”). The Advisor to the fund, John Hancock Investment Management Services, LLC, may allocate fund assets between Dimensional and GW&K without restriction. Each subadvisor’s investment strategy is described below.

Dimensional

Dimensional will manage its portion of the fund’s assets (the “Dimensional Subadvised Assets”) as follows:

Dimensional generally will invest the Dimensional Subadvised Assets, using a market capitalization weighted approach, in a broad and diverse group of the readily marketable securities of U.S. small and mid cap companies traded on a U.S. national securities exchange or on the over-the counter market that Dimensional determines to be value stocks at the time of purchase. A company’s market capitalization is the number of its shares outstanding times its price per share. See “Market Capitalization Weighted Approach” below. Securities are considered value stocks primarily because a company’s shares have a high book value in relation to their market value. In assessing value, Dimensional may consider additional factors, such as price to cash flow or price-to-earnings ratios, as well as economic conditions and developments in the issuer’s industry. The criteria Dimensional uses for assessing value are subject to change from time to time. As of the date of this Prospectus, Dimensional generally considers for investment companies whose market capitalizations are generally smaller than the 500th largest U.S. company. Dimensional does not intend to purchase or sell securities based on the prospects for the economy, the securities markets or the individual issuers whose shares are eligible for purchase.

Dimensional may sell portfolio securities when the issuer’s market capitalization increases to a level that exceeds that of the issuer with the largest market capitalization that is then eligible for investment by the Dimensional Subadvised Assets. In addition, Dimensional may sell portfolio securities when their book-to market ratios fall below those of the security with the lowest such ratio that is then eligible for purchase by the Dimensional Subadvised Assets. However, Dimensional may retain securities of issuers with relatively smaller market capitalizations for longer periods, despite a decrease in the issuers’ book-to-market ratios.

The total market capitalization ranges, and the value criteria used by Dimensional for the Dimensional Subadvised Assets, as described above, generally apply at the time of purchase. Dimensional will not be required to dispose of a security if the security’s issuer is no longer within the total market capitalization range or does not meet current value criteria. Similarly, Dimensional is not required to sell a security even if the decline in the market capitalization reflects a serious financial difficulty or potential or actual insolvency of the company. Securities that do meet the market capitalization and/or value criteria nevertheless may be sold at any time when, in Dimensional’s judgment, circumstances warrant their sale. Dimensional may use derivatives such as futures contracts and options on futures contracts, to adjust market exposure based on actual or expected cash inflows to or outflows from the fund. The fund does not intend to use derivatives for purposes of speculation or leveraging investment returns.

Dimensional may enter into futures contracts and options on futures contracts for U.S. equity securities and indices. Dimensional may also invest in ETFs and similarly structured pooled investments for the purpose of gaining exposure to the U.S. equity markets while maintaining liquidity.

Market Capitalization Weighted Approach

The strategy used by Dimensional in managing the Dimensional Subadvised Assets involves market capitalization weighting in determining individual security weights. Market capitalization weighting means each security is generally purchased based on the issuer’s relative market capitalization.

Market capitalization weighting may be adjusted by Dimensional for a variety of reasons. Dimensional may adjust the representation in the Dimensional Subadvised Assets of an eligible company, or exclude a company, after considering such factors as free float, momentum, trading strategies, liquidity management, profitability, and other factors determined to be appropriate by Dimensional given market conditions. In assessing profitability, Dimensional may consider different ratios, such as that of earnings or profits from operations relative to book value or assets.

Dimensional may deviate from market capitalization weighting to limit or fix the exposure of the Dimensional Subadvised Assets to a particular issuer to a maximum proportion of the assets of the Dimensional Subadvised Assets. Dimensional may exclude the stock of a company that meets applicable market capitalization criteria if Dimensional determines that the purchase of such security is inappropriate in light of other conditions. These adjustments will result in a deviation from traditional market capitalization weighting.

GW&K

GW&K will manage its portion of the fund’s assets as follows:

GW&K utilizes fundamental research and bottom-up stock selection to identify undervalued small cap companies with sustainable earnings growth, and whose management is focused on enhancing value for shareholders. GW&K seeks to hold securities for the long term.

GW&K focuses on quality small-cap companies with sound management and long-term sustainable growth, regardless of style. In selecting companies, GW&K looks for firms with the following key attributes:

■	Experienced, tenured, high-quality management;
■	Business models that deliver consistent long-term growth;
■	Leading companies in attractive and defensible niche markets;
■	Strong financial characteristics; and
■	Appropriate valuation.

Various factors may lead GW&K to consider selling a particular security, such as a significant change in the relevant company’s senior management or its products, deterioration in its fundamental characteristics, if the company has corporate governance issues, or if GW&K believes that the security has become overvalued.

Small Cap Stock Trust

Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in stocks of small cap companies. For the purposes of the fund, “small cap companies” are those with market capitalizations, at the time of investment, not exceeding the maximum market capitalization of any company represented in either the Russell 2000 Index (approximately $13.2 billion as of February 28, 2017) or the S&P Small Cap 600 Index (approximately $5.8 billion as of February 28, 2017).

The fund invests in small-cap companies that are believed to offer above-average potential for growth in revenues and earnings. Market capitalizations of companies in the indices change over time; however, the fund will not sell a security just because a company has grown to a market capitalization outside the maximum range of the indices.

The subadvisor selects stocks using a combination of quantitative screens and bottom-up, fundamental security research. Quantitative screening seeks to narrow the list of small capitalization companies and to identify a group of companies with strong revenue growth and accelerating earnings. Fundamental equity research seeks to identify individual companies from that group with a higher potential for earnings growth and capital appreciation.

The subadvisor looks for companies based on a combination of criteria including one or more of the following:

■	Improving market shares and positive financial trends;

■	Superior management with significant equity ownership; and

■	Attractive valuations relative to earnings growth outlook.

The fund is likely to experience periods of higher turnover in portfolio securities because the subadvisor frequently adjusts the selection of companies and/or their position size based on these criteria. The fund's sector exposures are broadly diversified, but are primarily a result of stock selection and therefore may vary significantly from its benchmark. The fund may invest up to

25% of its total assets in foreign securities, including emerging market securities. The fund may invest significantly in the information technology sector.

Except as otherwise stated under "Additional Information About the Funds — Temporary Defensive Investing," the fund normally has 10% or less (usually lower) of its total assets in cash and cash equivalents.

The fund may invest in Initial Public Offerings (IPOs). The fund may also purchase each of the following types of securities:

U.S dollar-denominated foreign securities and certain exchange-traded funds (ETFs).